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                                                             Exhibit (A)(1)(iv)
                      Form of Letter to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
                              Regarding the Offer

                                      by

                    Jardine Fleming China Region Fund, Inc.

      To Purchase for Cash up to 2,576,691 of Its Issued and Outstanding
                Shares at 95% of the Net Asset Value Per Share

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

   Pursuant to your request, we are enclosing the material listed below relating to the offer by Jardine Fleming China Region Fund, Inc. (the "Fund") to purchase up to 2,576,691 of its issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to 95% of their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on the date the Offer expires upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2000 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT MIDNIGHT NEW YORK TIME ON DECEMBER 18, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE").

   The following documents are enclosed:

     (1) Offer to Purchase dated November 20, 2000;

     (2) Letter of Transmittal to be used to tender all Shares;

     (3) Notice of Guaranteed Delivery; and

     (4) Form of Letter to Clients, which may be sent upon request for information by your clients for whose account you hold shares registered in your name (or in the name of your nominee).

   No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 6 of the Letter of Transmittal. Backup withholding tax at a 31% rate may be required unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided to the Fund or the Depositary. Certain withholdings may also apply with respect to payments to non-U.S. shareholders. See Instruction 14 of the Letter of Transmittal.

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

   Additional copies of the enclosed material may be obtained from MacKenzie Partners, Inc., the Information Agent, in the manner indicated in the Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at (212) 929-5500 (collect) or (800) 322-2885 (toll-free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday and 10:00 a.m. and 4:00 p.m. New York Time, Saturday (except holidays).

                                          Very truly yours,

                                          Jardine Fleming China Region Fund,
                                           Inc.

   Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of either the Fund or the Depositary or authorize you or any other person to make any statements with respect to the Offer, other than the statements specifically set forth in the Offer to Purchase and the Letter of Transmittal, or to distribute any material with respect to the Offer other than as specifically authorized herein.